UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

LILIS ENERGY, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

532403201

(CUSIP Number)

United States of America

Tel. No.: (303) 893-9000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 23, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS ABRAHAM MIRMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,255,847
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,255,847
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,255,847 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Includes: (i) 11,087 shares of Common Stock held by The Bralina Group, LLC, in which Mr. Mirman has voting and dispositive power; (ii) 20,000 shares owned directly; (iii) 11,087 shares of Common Stock issuable upon exercise of warrants to The Bralina Group, LLC, in which Mr. Mirman has voting and dispositive power; (vi) 5,187 shares issuable upon exercise of warrants to purchase Common Stock; (v) 60,000 options to purchase Common Stock that are currently exercisable (vi) 50,000 shares of common stock issued in connection with the conversion of the Issuer’s Series A Preferred Stock, (vii) 681,819 shares of Common Stock issued in connection with the conversion of the Issuer’s 12% convertible subordinated notes and (viii) 416,667 options to purchase Common Stock that are currently exercisable. Does not include (i) warrants to purchase 300,000 shares of Common Stock, exercisable at $0.25 received in connection with the purchase of the Convertible Note, which are not exercisable if the holder owns more than 4.99% of the outstanding Common Stock of Lilis Energy, Inc., (ii) 833,333 options to purchase Common Stock that are not yet vested, (iii) 1,681,818 shares of Common Stock underlying the Series B 6% Convertible Preferred Stock at a conversion price of $1.10 which are not exercisable if the holder owns more than 4.99% of the outstanding Common Stock of the Issuer and (iv) warrants to purchase 840,909 shares of Common Stock exercisable at $2.50 received in connection with the purchase of the Series B 6% Convertible Preferred Stock, which are not exercisable if the holder owns more than 4.99% of the outstanding Common Stock of the Issuer. All share amounts that appear in this report have been adjusted to reflect a 1-for-10 reverse stock split of Lilis Energy, Inc.’s outstanding common stock effected on June 23, 2016.

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Item 1. Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on January 8, 2016, relating to Common Stock, $0.0001 par value (the “Shares”) of Lilis Energy, Inc., Inc. (f/k/a Recovery Energy, Inc.) (the “Issuer”) having its principal executive office at 216 16th Street, Suite #1350, Denver, Colorado 80202. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2. Identity and Background

(a), (f)	This statement on Schedule 13D/A is being filed by Abraham Mirman (the “Reporting Person”), who is a United States citizen.

(b)	The Reporting Person’s residence or place of business is:

216 16th St., Suite #1350, Denver, CO 80202

(c)	The Reporting Person serves as the Chief Executive Officer and a Director of the Issuer. The address of the Issuer is written above.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person has acquired beneficial ownership of the Shares triggering a change over 1% required to be reported on this Statement due to the conversion of the Reporting Person’s outstanding 12% convertible notes at $1.10, and the conversion of Series A Preferred Stock at $5.00 pursuant to the merger agreement with Brushy Resources, Inc. and the Issuer’s joint-proxy/prospectus filed with the SEC.

Item 4. Purpose of Transaction

The Reporting Person has acquired its Shares of the Issuer in connection with the conversion of the Reporting Person’s 12% convertible notes and Series A Preferred Stock (as discussed above) for investment purposes.

The Reporting Person is the Chief Executive Officer and a Director of the Issuer. The Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

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The Reporting Person evaluates his respective investments in the Shares on a continual basis. Notwithstanding the foregoing, the Reporting Person may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional Shares in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of Shares. In reaching any determination as to his future course of action, the Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business and investment opportunities available to the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Shares.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 1,255,847 Shares, constituting 8.1% of the Shares.

(b)	The Reporting Person (i) has the sole power to vote or direct the vote of 1,255,847 Shares; (ii) has the shared power to vote or direct the vote of 0 Shares; (iii) has the sole power to dispose or direct the disposition of 1,255,847 Shares; and (iv) has the shared power to dispose or direct the disposition of 0 Shares.

(c)	The Reporting Person has not engaged in any other transactions, other than as disclosed above, in the Issuer’s Common Stock during the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2016
(Date)

By:	/s/ Abraham Mirman
Name:	Abraham Mirman

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